Exhibit 99.4

kpmg

Reconciliation to United States GAAP of

TEMBEC INC.

Years ended September 30, 2006 and September 24, 2005

KPMG LLP	Telephone	(514) 840-2100
Chartered Accountants	Fax	(514) 840-2187
600 de Maisonneuve Blvd. West	Internet	www.kpmg.ca
Suite 1500
Montréal Québec H3A 03A

AUDITORS' REPORT ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of Tembec Inc.

On November 15, 2006, we reported on the consolidated balance sheets of Tembec Inc. (the "Company") as at September 30, 2006 and September 24, 2005 and on the consolidated statements of operations, retained earnings (deficit) and cash flows for each of the years in the two-year period ended September 30, 2006 which are included in the annual report on Form 40-F. In connection with our audits conducted in accordance with Canadian generally accepted auditing standards of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Reconciliation to United States GAAP" included in the annual report on Form 40-F. This supplemental note is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

TEMBEC INC.
Reconciliation to United States GAAP

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars, unless otherwise noted)

Summary of material differences between Canadian and United States generally accepted accounting principles (GAAP):

The consolidated financial statements of the Company have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The following adjustments would be required to reconcile the financial statements to U.S. GAAP and with practices prescribed by the United States Securities and Exchange Commission (SEC) for the two years ended September 30, 2006 and September 24, 2005.

If U.S. GAAP were employed, the net loss would be adjusted as follows:

	2006	2005

Net loss under Canadian GAAP	$(304)	$(304)

Adjustments:
Amortization of deferred gain on foreign exchange contracts (a)	(38)	(118)
Income taxes (b), (c) and (i)	22	59
Share in loss of affiliated companies (a), (d)	(1)	(2)
Goodwill impairment charge (c)	–	(9)
Cost of sales (i)	(10)	(18)
Amortization of pre-operating costs (d)	5	4
Development and pre-operating costs (d)	–	(1)
Pension (f)	–	1

Net loss under U.S. GAAP	$(326)	$(388)

Loss per share (basic and diluted) under U.S. GAAP:
Loss from continuing operations	$(4.40)	$(4.66)
Earnings from discountinued operations	$0.60	$0.13

Net loss per share (basic and diluted) under US GAAP	$(3.80)	$(4.53)

TEMBEC INC.
Reconciliation to United States GAAP, Continued

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars, unless otherwise noted)

Summary of material differences between Canadian and United States generally accepted accounting principles (GAAP) (continued):

The cumulative effect of the adjustments on the consolidated assets, liabilities and shareholders' equity is as follows:

	2006	2005

Total assets under Canadian GAAP	$3,017	$3,457
Adjustments:
Fixed assets (c)	(7)	(7)
Investments (a), (d), (e)	98	107
Proportionate consolidation (e)	(225)	(229)
Other assets:
Deferred development and pre-operating costs (d)	(7)	(9)
Loans to employees for share purchases (g)	(3)	(6)
Deferred pension costs (f)	11	3
Future income taxes (b), (c)	15	26

	(118)	(115)

Total assets under U.S. GAAP	$2,899	$3,342

	2006	2005

Total liabilities under Canadian GAAP	$2,429	$2,567
Adjustments:
Deferred gain on foreign exchange contracts (a)	–	(38)
Proportionate consolidation (e)	(127)	(121)
Future income taxes (b), (c)	(16)	(11)
Pension liabilities (f)	99	174

	(44)	4

Total liabilities under U.S. GAAP	$2,385	$2,571

Total shareholders' equity under Canadian GAAP	$588	$890

Total asset adjustments	(118)	(115)

Total liability adjustments	44	(4)

Total shareholders' equity under U.S. GAAP	$514	$771

TEMBEC INC.
Reconciliation to United States GAAP, Continued

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars, unless otherwise noted)

 Summary of material differences between Canadian and United States generally accepted accounting principles (GAAP) (continued):

(a)	Derivative financial instruments:

Prior to September 28, 2003, under Canadian GAAP, the Company applied hedge accounting for derivative financial instruments, which mainly consisted of foreign exchange contracts, which were used to hedge future revenue stream.

Effective September 28, 2003, as a result of the adoption in Canada of the Accounting guideline AcG-13 of the CICA Handbook, the Company began to account for its derivative financial instruments using the fair value basis. As a result, a deferred gain was recognized at the beginning of the fiscal year 2004 and was amortized into earnings in 2004, 2005 and 2006 based on the original maturity dates of the then outstanding foreign exchange contracts.

Under U.S. GAAP, such derivative financial instruments did not meet the requirements allowing hedge accounting and, consequently, periodic changes in unrealized gains and losses on these derivative financial instruments were included in earnings based on the change in their current fair value. Accordingly, the only difference remaining between Canadian and U.S. GAAP in respect of these derivative financial instruments was the amount of the deferred gain either recognized in each year or not yet recognized in earnings under Canadian GAAP. The outstanding balance of the deferred gain and the amount recognized in earnings during these years on such derivative financial instruments were reversed out of earnings and shareholders’ equity under U.S. GAAP. At September 30, 2006, all the deferred gains have been recognized into income.

(b)	Income taxes:

On October 1, 2000, Tembec adopted the Canadian accounting recommendations for income taxes (CICA Handbook Section 3465). The Canadian accounting recommendations essentially harmonize Canadian GAAP with U.S. GAAP. For Canadian GAAP, the new standard was applied prospectively. For U.S. GAAP, the statement is deemed to be applied since 1992. Prior to 2000, under Canadian GAAP, Tembec accounted for income taxes using the deferral method. Under U.S. GAAP, income taxes are being provided for by the liability method. The tax effect of other reconciling items is also included under this caption.

(c)	Income taxes related to purchase accounting and goodwill:

(i) Prior to adoption of CICA Handbook Section 3465, deferred tax assets or liabilities resulting from temporary differences between the value allocated to acquired fixed assets and the tax bases of such assets were not recorded under Canadian GAAP. Consequently, purchase price allocation under U.S. GAAP related to acquisitions before October 1, 2000 was different and this results in continuous differences because Tembec has adopted CICA Handbook Section 3465 prospectively rather than retroactively.

TEMBEC INC.
Reconciliation to United States GAAP, Continued

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars, unless otherwise noted)

Summary of material differences between Canadian and United States generally accepted accounting principles (GAAP) (continued):

(c)	Income taxes related to purchase accounting and goodwill (continued):

(ii) Furthermore, under U.S. GAAP, additional goodwill resulted from purchase price allocation and, subsequently, was found to be impaired as a result of the annual impairment test.

(d)	Deferred development and pre-operating costs:

Under U.S. GAAP, certain development and pre-operating costs, capitalized under Canadian GAAP, would have been expensed as incurred.

(e)	Joint ventures:

Interest in joint ventures is accounted for using the proportionate consolidation method under Canadian GAAP. Under U.S. GAAP, joint ventures are accounted for using the equity method. Earnings recognized by each of the two methods are the same. However, a reconciliation to U.S. GAAP of the financial statements of the joint ventures may result in additional adjustments.

(f)	Pension liabilities:

At September 30, 2006, $88 million (2005 - $171 million) was recognized as an additional minimum pension liability on the balance sheet and in other comprehensive income. The amount was recognized under SFAS No. 87 due to an actuarially valued minimum accumulated benefit obligation in excess of the fair value of the plans’ assets.

(g)	Loans to employees for share purchases:

Under U.S. GAAP, loans to employees for share purchases, classified as other assets under Canadian GAAP, are reclassified under shareholders' equity.

(h)	Comprehensive income:

Under U.S. GAAP, the Company is required to disclose certain information about comprehensive income. This information would be as follows for the years ended September 30, 2006 and September 24, 2005:

	2006	2005

Loss under U.S. GAAP	$(326)	$(388)
Other comprehensive (loss) income:
Minimum pension liabilities, net of income taxes (f)	60	(85)

Comprehensive loss	$(266)	$(473)

TEMBEC INC.
Reconciliation to United States GAAP, Continued

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars, unless otherwise noted)

Summary of material differences between Canadian and United States generally accepted accounting principles (GAAP) (continued):

(h)	Comprehensive income (continued):

At September 30, 2006 and September 24, 2005, accumulated other comprehensive loss amounts to $70 million and $130 million, respectively.

(i)	Research and development tax credits:

Tax credits relating to research and development are recognized as a reduction of the related expenses, which are part of cost of goods sold. Under US GAAP, those tax credits would have been recorded as a reduction of the income tax expense or an increase of the income tax recovery. The tax credits relating to research and development for the year ended September 30, 2006 amounted to $10 million (2005 - $18 million).